INTEGRITY APPLICATIONS, INC.
102 Ha’Avoda Street
P.O. Box 432
Ashkelon L3 78100
Israel

October 7, 2011

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Attn:  Daniel Morris

Re:	Integrity Applications, Inc.
Registration Statement on Form S-1
Filed August 22, 2011
File No. 333-176415

Dear Mr. Morris:

On behalf of Integrity Applications, Inc., a Delaware corporation (the “Company”), we are writing to respond to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in its letter to the Company, dated September 16, 2011, regarding the Company’s Registration Statement on Form S-1 (File No. 333-176415) filed on August 22, 2011 (the “Registration Statement”).

Concurrently with this response, the Company is also filing Amendment No. 1 to the Registration Statement incorporating the revisions to the Registration Statement described herein.  To expedite your review, we have enclosed with this letter a marked copy of Amendment No. 1 to the Registration Statement showing all changes from the original Registration Statement.

For your convenience, we have set forth the text of each of the Staff’s comments in bold, followed in each case by the Company’s response thereto.

Fee Table

1.
We note that there is currently no established market for your shares. Please provide a fixed price on the cover. In addition, please revise footnote (2) and throughout the prospectus, as appropriate, to clarify that shares will be sold at a fixed price until a market develops.

In response to the Staff’s comment, the Company has revised the Registration Statement to clarify on the cover page, and wherever else appropriate, that the shares will be sold at a fixed price until a market develops.  See the cover page and pages 6, 25 and 76 of Amendment No. 1.

Prospectus Cover Page

2.
We note that your name is the same as that of Integrity Applications, Incorporated, an engineering and software services company based in Chantilly, Virginia. To eliminate any confusion, please provide the additional disclosure required by Regulation S-K Item 501 (b)(1) Instruction.

In response to the Staff’s comment, the Company has revised the Registration Statement to include the additional disclosure required by the Instruction to Item 501(b)(1) of Regulation S-K.  See the cover page and pages 5 and 33 of Amendment No. 1.

Cautionary Note Regarding Forward-Looking Statements, page 1

3.	Refer to the first sentence in this section. Please remove the inapplicable references to the safe harbor provisions under the Securities and Exchange Acts.

In response to the Staff’s comment, the Company has revised the first sentence of the section of the Registration Statement captioned “Cautionary Note Regarding Forward-Looking Statements” to delete the references to the safe harbor provisions under the Securities and Exchange Acts.  See page 1 of Amendment No. 1.

Summary, page 2

4.
Please revise the summary to describe the risks and drawbacks of your product as prominently as your disclosure about the benefits of your product. In addition, please revise to disclose the going concern limitation mentioned in the auditor’s report as well as your current and cumulative losses and lack of revenues.

In response to the Staff’s comment, the Company has revised the section of the Registration Statement captioned “Summary” to describe the risks and drawbacks of the Company’s product as prominently as the benefits of the product.  The Company has also revised the “Summary” section to disclose the going concern limitation mentioned in the auditor’s report as well as the Company’s current and cumulative losses.  See pages 2 and 4 of Amendment No. 1.

5.	Please revise the prospectus to limit your reliance on defined terms. Risk Factors, page 7

In response to the Staff’s comment, the Company has revised the prospectus to limit reliance on defined terms.

6.	Please include a risk factor that discloses the effects on your business, including your revenues and profits, of your obligation to repay shareholder loans and royalties to OCS.

In response to the Staff’s comment, the Company has revised the Registration Statement to include a risk factor that discloses the effects on its business, including its revenues and profits, of its obligation to repay shareholder loans and royalties to the Office of the Chief Scientist (“OCS”).  See page 22 of Amendment No. 1.

A former shareholder of Integrity Israel..., page 7

7.
With a view to disclosure, please more fully describe the equitable remedies and/or monetary damages sought by Mr. Dimri. To the extent that Mr. Dimri seeks anti-dilution shares, please tell us the number of additional shares that you would be required to issue to meet his demands.

In response to the Staff’s comment, the Company has revised the Registration Statement to disclose the fact that, as Mr. Dimri has not yet specified the relief he is seeking, the Company does not know the equitable remedies and/or monetary damages that he is seeking.  In accordance with Israeli law, Mr. Dimri was not required to, and he did not, specify in his request for the appointment of an arbitrator the relief to be sought by him in such arbitration.  The Company anticipates that Mr. Dimri will specify the relief sought after an arbitrator is appointed.

The Company advises the Staff that, pursuant to the Irrevocable Undertaking of Indemnification (the “Indemnification Agreement”) entered into by the founders of the Company, the founders agreed to indemnify and hold the Company harmless from any adverse consequences (excluding the fees and costs of defending the Company) that result from Mr. Dimri’s, or his successors’ or assigns’, enforcement of the anti-dilution rights granted to Mr. Dimri.  Pursuant to the terms of that agreement, the founders’ would be obligated to transfer up to such number of shares of the Company’s common stock that he or she owned as of the date of the reorganization to Dimri or to the Company.  Therefore, to the extent that Mr. Dimri seeks (and is awarded) anti-dilution shares, the Company expects that such shares would be transferred by the founders pursuant to the Indemnity Agreement, as opposed to an original issuance by the Company.  Please see pages 7 and 66 of Amendment No. 1 for more information regarding the Indemnity Agreement.

Capitalization, page 26

8.	Please remove your line item for cash and cash equivalents since this is not part of your capitalization.

In response to the Staff’s comment, the Company has revised the capitalization table to delete the line for cash and cash equivalents.  See page 26 of Amendment No. 1.

Management’s Discussion and Analysis..., page 27  Recent Developments, page 27

9.
We note your statement in the last paragraph in this section that you are required to pay royalties up to 100% of the amount of grants received. Please clarify whether you also owe interest on the grants.

In response to the Staff’s comment, the Company respectfully advises the Staff that, as previously disclosed, the Company is in fact required to pay interest on the grants, in an amount equal to the London Interbank Offered Rate (LIBOR).  See page 28 of the Registration Statement, as originally filed on August 22, 2011, and page 28 of Amendment No. 1.

Business, page 33  Overview, page 33

10.	Please include disclosure regarding the development of your business for the last three years. Refer to Regulation S-K Item 101(h).

The Company respectfully advises the Staff that the section of the prospectus captioned “Business” includes the disclosure regarding the development of the Company’s business for the last three years required by Item 101(h) of Regulation S-K.

11.	Please disclose the number of shares held by the stockholders you mention in the last sentence of the second paragraph.

In response to the Staff’s comment, the Company has revised the last sentence of the second paragraph under the caption “Business--Overview,” and wherever else appropriate in the Registration Statement, to disclose the number of shares held by the shareholders of the Company referenced therein.  See pages 2, 27 and 33 of Amendment No. 1.

12.	Refer to the third paragraph. Please disclose what you mean by “benign effect.”

In response to the Staff’s comment, the Company has revised the Registration Statement to replace the term “benign effect,” as used in the third paragraph under the caption “Business--Overview,” with a more descriptive term.  In addition, the Company refers the Staff to Figure G contained in Amendment No. 1, which includes a definition of the risk described as “benign” under Zone B of the Clarke Error Grid.  See pages 33 and 41 of Amendment No. 1.

13.	Please disclose what you are comparing your product against when you disclose in the last sentence of the fourth paragraph on page 34 that your product is less expensive.

In response to the Staff’s comment, the Company has revised the Registration Statement to clarify that the Company’s product is expected to be less expensive as compared to traditional invasive measurement devices, such as spot finger stick devices.  See page [__] of Amendment No. 1.

Market Opportunity, page 34

14.
Regarding the industry data that you cite in your document, please tell us whether you obtained the information from sources that are generally publicly available for no or nominal fee. If not, please file a consent pursuant to Rule 436 of the Securities Act of 1933. Also, please tell us how you confirmed that you have used the most current data.

In response to the Staff’s comment, the Company has updated the disclosure in the Registration Statement to reflect the most current data available.  The industry data cited in the prospectus, as revised in Amendment No. 1, was generally obtained from reports issued by, and available without cost on the websites of, the sources cited.  The data has been updated to reflect the most recent reports displayed on those websites, and, to the Company’s knowledge, no more recent data is publicly available.

15.
Please provide us with independent support, including relevant articles and reports, for your statements in the prospectus regarding your market opportunity. Please mark the supporting materials so that they are tied to the disclosure.

In response to the Staff’s comment, the Company is attaching (supplementally) as Exhibit A to this response letter the relevant articles and reports that support the statements in the prospectus regarding the Company’s market opportunity.

Glucose Monitoring, page 35

16.	Please identify in your document the “industry sources” that you refer to in the last sentence of the second paragraph on page 35.

In response to the Staff’s comment, the Company has revised the Registration Statement to clarify this statistic and to identify the source thereof.  See page 35 of Amendment No. 1.

The Product, page 36

17.	With a view to disclosure, please tell us the basis for your statement that cost and pain are two of the most significant barriers to frequent blood monitoring.

In response to the Staff’s comment, the Company has revised the Registration Statement to qualify this statement by the Company’s belief.  See page 36 of Amendment No. 1.  The basis for the Company’s belief are several articles and publications supporting this conclusion, copies of which have been attached (supplementally) as Exhibit B to this response letter.

18.
Please clarify the second bullet point on page 36 to disclose the significant initial purchase price of your product when compared to a conventional monitoring system and how this may present a barrier to adoption.

In response to the Staff’s comment, the Company has revised the second bullet to disclose the significant initial purchase price of the product.  See page 36 of Amendment No. 1.

19.
We note that several of your trials and/or studies appear to involve a limited number of participants. We also note your second risk factor on page 10. Please balance your disclosure by describing the inherent shortcomings, if any, of relying on limited studies.

In response to the Staff’s comment, the Company has revised the Registration Statement to disclose the inherent shortcomings of relying on limited studies.  See pages 2, 10, 27 and 33 of Amendment No. 1.

20.
In the first paragraph on page 43 you disclose that trials indicate that recalibration is necessary every few months. Please reconcile this disclosure with your disclosure on page 5 where you indicate that your product will require monthly calibration.

In response to the Staff’s comment, the Company has revised the Registration Statement to reconcile the statements regarding the frequency with which the Company’s product is expected to require recalibration.  See pages 5 and 43 of Amendment No. 1.

21.
Please disclose how your product is recalibrated and whether this entails a cost to the patient. To the extent that there is a recalibration cost, please confirm that this has been disclosed in Figure B on page 37.

In response to the Staff’s comment, the Company has revised the Registration Statement to disclose (1) how the product is recalibrated, (2) that the cost of recalibration to the patient is expected to be minimal, (3) that Figure B excludes recalibration costs and (4) an estimate of such costs over the period reflected in Figure B.  See page 37 of Amendment No. 1.

Regulation of the Design, manufacture and Distribution of Medical Devices, page 47

22.	With a view to disclosure, please tell us whether you intend to limit your sales outside the United States to countries that rely on the CE Mark.

The Company respectfully advises the Staff that it does not intend to limit sales outside the United States to countries that rely on the CE Mark.  In response to the Staff’s comment, the Company has revised the Registration Statement to disclose this fact.  See page 48 of Amendment No. 1.

Reimbursement, page 49

23.	Please include disclosure regarding possible cuts in government spending programs, such as Medicare, due to deficit reductions efforts and its effects on your business.

In response to the Staff’s comment, the Company has revised the Registration Statement to include disclosure regarding possible cuts in government spending programs, such as Medicare, due to deficit reductions efforts, and its effects on the Company’s business.  See pages 15 and 50 of Amendment No. 1.

Intellectual Property, page 52

24.	Please disclose the duration of your significant patents. Competition, page 53.

In response to the Staff’s comment, the Company has revised the Registration Statement to include disclosure regarding the duration of its significant patent.  See page 52 of Amendment No. 1.

25.
Please remove the images of your competitors’ products from the table marked “Figure J” on page 54. In addition, please revise this section to include descriptions of the competing technologies identified in the table.

In response to the Staff’s comment, the Company has revised “Figure J” to remove the images of its competitors’ products and to include descriptions of the competing technologies identified therein.  See page 54 of Amendment No. 1.

Principal and Selling Shareholders, page 55

26.
Given the nature of the transaction being registered, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Rule 415(a)(1)(i) allows securities to be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to “[s]ecurities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.”  The term “registrant” is defined in Securities Act Rule 100(a)(4) to mean “the issuer of securities for which a registration statement is filed.”  In this case, the Offering is not being made by the Company but, rather, by certain selling shareholders of the Company identified in the Registration Statement (collectively, the “Selling Shareholders”).  None of the shares proposed to be registered in the Registration Statement (the “Selling Shareholder Shares”) is being offered by the Company and the Company will not receive any of the proceeds of the Offering.  In addition, the Company is not a subsidiary of any of the Selling Shareholders and none of the Selling Shareholders is a subsidiary of the Company.  Furthermore, based on an application of the factors referred to in Securities Act Rules Compliance and Disclosure Interpretation 612.09 (“C&DI 612.09”), we believe that the Offering is a valid secondary offering and does not present a situation where the Selling Shareholders are only nominal selling shareholders who are acting as underwriters in the distribution of the Selling Shareholder Shares to the public.

C&DI 612.09 states, in pertinent part, as follows:

“The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds.  Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

Each of the factors listed in C&DI 612.09 is addressed below in the context of the Offering.  We respectfully submit that a proper consideration of those factors supports a conclusion that the Registration Statement relates to a valid secondary offering and that all of the Selling Shareholder Shares can be registered on the Registration Statement on behalf of the Selling Shareholders in accordance with Rule 415.

All of the Selling Shareholder Shares were issued and sold by the Company pursuant to a negotiated, fully-paid, arm’s length private placement transaction (the “Private Placement”).  The Private Placement consisted of 7 closings, the first of which occurred more than 9 months ago, on December 16, 2010, and the last of which occurred approximately two months ago, on July 29, 2011.

The Private Placement was completed pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder.  None of the Selling Shareholders is an affiliate of the issuer and, based on shareholder questionnaires and representations and warranties received from the Selling Shareholders, only two Selling Shareholders, holding an aggregate of 7,428 (or less than 1%) of the 1,295,545 shares being registered in the Registration Statement are associated with a broker dealer.  In connection with the purchase of their Selling Shareholder Shares in the Private Placement, each of the Selling Shareholders (including the two Selling Shareholders associated with a broker-dealer described above) made extensive representations and warranties to the Company regarding its investment intent, including representations that it was purchasing its Selling Shareholder Shares for its own account, for investment purposes and not for the purpose of effecting a distribution of the shares in violation of the Securities Act.  There is no evidence to suggest that such representations are false.

As is customary in transactions such as the Private Placement, the Selling Shareholders negotiated for and received a covenant requiring the Company to register the Selling Shareholder Shares promptly following the completion of the Private Placement.  This registration covenant was not granted for the purpose of conducting an indirect primary offering and does not evidence an intent by the Selling Shareholders to quickly distribute the Selling Shareholder Shares to the public.

The Company does not believe that the fact that the Selling Shareholders negotiated a covenant requiring the Company to register the Selling Shareholder Shares establishes that the Selling Shareholders acquired the Selling Shareholder Shares with the intent to distribute them to the public.  There are a number of reasons why investors in general want shares registered other than to effect an immediate resale, including, without limitation, to take advantage of unexpected market opportunities or to be able to liquidate their investment if there is a fundamental shift in their investment judgment about the issuer.

The manner of the original sales as part of a bona fide private placement transaction, the amount of time that has elapsed since the initial closing of the Private Placement and the investment intent of the Selling Shareholders indicate that the Selling Shareholders are not acting as a conduit for the Company.  Accordingly, the Company has determined that the resale of the Selling Shareholder Shares is appropriately characterized as a transaction that is eligible to be made on a shelf basis pursuant to Rule 415(a)(1)(i) under the Securities Act.

27.	We note your disclosure in the table on page 55 that you have five executive officers and directors. Please reconcile this disclosure with your disclosure under “Management” on page 61.

In response to the Staff’s comment, the Company has revised the Registration Statement to reconcile the disclosure on page 55 with the disclosure on page 61.  See pages 55 and 61 of Amendment No. 1.

28.	Please tell us whether any selling shareholder is a broker-dealer or affiliated with a broker-dealer.

In response to the Staff’s comment, the Company advises the Staff that, based on shareholder questionnaires and representations and warranties received from the Selling Shareholders, only two Selling Shareholders, holding an aggregate of 7,428 (or less than 1%) of the 1,295,545 shares being registered in the Registration Statement are associated with a broker dealer.  However, as noted in the Company’s response to comment 26, each of such Selling Shareholders made extensive representations and warranties to the Company regarding its investment intent, including representations that it was purchasing its Selling Shareholder Shares for its own account, for investment purposes and not for the purpose of effecting a distribution of the shares in violation of the Securities Act.

29.	Please disclose the individuals that have voting and/or investment authority for each entity included in your tables.

In response to the Staff’s comment, the Company has revised footnotes 4, 5 and 6 of the referenced table to disclose the individuals that have voting and/or investment authority for each of the corresponding entities named therein.  See pages 55 and 56 of Amendment No. 1.

The footnotes to the table disclose the individuals that have voting and/or investment authority for each other entity named in the table.

Management, page 61

Directors and Executive Officers, page 61

30.	Please provide the information required by Regulation S-K Item 401(e) regarding the qualifications of your directors. Also, disclose Dr. Fischell’s term as a director.

In response to the Staff’s comment, the Company has revised the Registration Statement to provide the information required by Item 401(e) of Regulation S-K regarding the qualifications of its directors.  The Company has also added disclosure regarding Dr. Fischell’s term as a director.  See pages 61 and 62 of Amendment No. 1.

Executive Compensation, page 63  Outstanding Equity Awards..., page 63

31.	We note your reference to the “Options Awards” column in your summary compensation table. Please revise your table to include this disclosure.

In response to the Staff’s comment, the Company has revised the disclosure under the caption “Outstanding Equity Awards at Fiscal Year End” to remove the reference to the “Option Awards” column in the summary compensation table.  See page 64 of Amendment No . 1.  Disclosure of option awards is not required in the summary compensation table as the Company did not issue any option awards during the fiscal years required to be covered by the summary compensation table pursuant to Item 402(n) of Regulation S-K.  Although Messrs. Gal and Malka became entitled to receive certain stock option grants as a result of the completion of the Private Placement in July of 2011 (as disclosed in the Registration Statement), such stock options have not yet been granted and, as a result, the Company did not recognize these stock option grants for financial reporting purposes in 2010.

Avner Gal, page 64

32.	Please disclose the options received by Messrs. Gal and Malka in your Summary Compensation Table and in the table required by Item 402(p) or tell us why disclosure is not required.

We respectfully advise the Staff that the stock options received by Messrs. Gal and Malka are not required to be included in an “Outstanding Equity Awards at Fiscal Year-End” table as such awards were not outstanding as of the Company’s most recent fiscal year end of December 31, 2010.  Please see the Company’s response to comment 31, above.

Financial Statements, page F-1

33.	Please update your financial statements as necessary to comply with the requirements of Rule 8-08 of Regulation S-X. Also, all amendments should contain a currently dated accountant’s consent.

In response to the Staff’s comment, the Company respectfully advises the Staff that no update is required as of the date of filing in accordance with Rule 8-08 of Regulation S-X, as the financial statements included in the Registration Statement cover the periods required to be covered under Rule 8-08.  The Company acknowledges that all amendments to the Registration Statement should contain a currently dated accountant’s consent.

Consolidated Statements of Operations, page F-5

34.	Please revise to present loss per share amounts rounded to the nearest cent in order not to imply a greater degree of precision than exists.

In response to the Staff’s comment, the Company has revised the consolidated statements of operations appearing on page 5 of the Registration Statement to present loss per share amounts rounded to the nearest cent.  See page F-5 of Amendment No. 1.

Consolidated Statements of Cash Flows, page F-11

35.	Please tell us and revise the filing to disclose what your line item ‘Linkage difference on principal of loans from stockholders’ in the operating activities section of this statement represents.

The line item “linkage difference on principal loans from stockholders” represents non-cash charges taken from time to time with respect to certain shareholder loans received by the Company’s Israeli subsidiary, Integrity Applications, Ltd., in 2002 and 2004 (the “Loans”).  The Loans are denominated in New Israeli Shekels and are indexed to the Israeli Consumer Price (the “ICPI”).  As a result, Integrity Applications, Ltd. is required to incur non-cash charges from time to time to reflect periodic changes in the ICPI.  Such non-cash charges do not represent “cash flows from financing activities,” and are therefore presented as an adjustment to reconcile net loss for the period to net cash used in operating activities.  See page F-11 of Amendment No. 1, which includes additional disclosure describing what this line item represents.

Note 3 – Other Current Assets, page F- 18

36.	Please tell us and revise the filing to disclose the nature of the government institution assets.

Government institution assets represents amounts prepaid by Integrity Israel to Israeli tax authorities or amounts owed to Integrity Israel by the Israeli Value Added Tax authorities.  In response to the Staff’s comment, the Company has added disclosure to this effect on page F-18 of Amendment No. 1.

Note 9 – Commitments and Contingent Liabilities, page F-20

37.
We noted your discussion in Section A that approximately $93,000 in grants are subject to repayment as of June 30, 2011. Please explain the terms upon which these amounts would be required to be repaid, explain the period through which the contingency extends through and revise to explain your accounting for the contingency.

In response to the Staff’s comment, the Company has revised the Registration Statement to explain the terms upon which these amounts would be required to be repaid and to explain the period through which the contingency extends.  See page F-20 of Amendment No. 1.

The Company records grants received from the OCS as a reduction of research and development expenses.  The grants are considered as contingent liabilities because the Company is only required to pay royalties to the OCS if it successfully develops a product as a result of the research and development projects financed by the relevant OCS grants (a “Qualifying Product”), and there can be no assurance is that the Company will successfully develop a Qualifying Product.

In the event that the Company generates revenues in the future from the sale of a Qualifying Product, the Company will include any royalties payable to the OCS in respect of such sales in the line item "Cost of Sales" for such periods.

38.
We noted your discussion of the actions brought about by Mr. Dimri. If no liabilities have been recorded or if there is at least a reasonable possibility that a loss exceeding liability amounts already recognized may have been incurred with regards to Mr. Dimri’s claims, please revise to either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Please include your proposed disclosures in your response.

The Company records accruals for loss contingencies arising from claims, litigation and other sources when it is probable that a liability has been incurred and the amount can be reasonably estimated. These accruals are adjusted periodically as assessments change or additional information becomes available. As of June 30, 2011, the Company has not recorded an expense related to the outstanding arbitration with Y.H. Dimri Holdings Ltd. (“Dimri”) because it has not yet been determined if a liability has been incurred and if so, if the liability can be reasonably estimated.  The financial statements have been revised to disclose the foregoing.  See relevant disclosure on pages F-17 and F-20 of Amendment No. 1.

As requested, the Company supplementally advises the Staff that the Company has been unable to estimate the amount of reasonably possible losses in respect of the Dimri arbitration because, in accordance with Israeli law, Mr. Dimri was not required to, and so far has not, specified the relief to be sought by him in such arbitration.  The Company will reconsider what losses, if any, are reasonably possible as information with respect to the claims brought by Mr. Dimri, and the relief sought, becomes available.

Item 16. Exhibits, page II-3

39.	Please file copies of the royalty agreements with the Office of the Chief Scientist.

In response to the Staff’s comment, the Company advises the Staff that the royalties payable to the OCS are payable in accordance with, and pursuant to the terms of, the Law for Encouragement of Research and Development in Industry, and the rules and regulations thereunder (the “Royalties Law”).  On the date hereof, the Company is filing as Exhibit 10.16 to the Registration Statement a copy of the letter of approval received from the Ministry of Industry, Trade and Employment approving the grant.  The Company is also filing as exhibit 10.17 to the Registration Statement a copy of a letter of undertaking addressed to the OCS from Integrity Israel Ltd wherein Integrity Israel Ltd. undertakes to pay royalties to the OCS in accordance with the Royalties Law, among other things.

40.
Please file copies of any agreements related to your credit facilities and loans from shareholders, including the loans mentioned in the last paragraph on page 67. Also, please revise your “Liquidity and Capital Resources” discussion in Management’s Discussion and Analysis to disclose the material terms of these agreements.

In response to the Staff’s comment, the Company has revised the Registration Statement to disclose the material terms of its shareholder loans, as well as the loan from Dimri, under the caption “Liquidity and Capital Resources.”  The Company does not have any credit agreements other than in connection with these loans.  A copy of the investor agreement relating to the loan from Dimri, and which also governs the repayment of the prior shareholder loans, was previously filed as Exhibit 10.11 to the Registration Statement.  In addition, the Company is filing as Exhibit 10.18 to the Registration Statement an investment agreement relating to the $75,000 loan to Integrity Applications, Ltd. from Messrs. Yitzhak Fisher, Asher Kugler and Nir Tarlovsky.

41.	Please file the agreement with the leading chain of private diabetes clinics that you mention on page 46.

Please see Exhibit 10.12 to the Registration Statement, which is being filed with Amendment No. 1 on the date hereof.

Exhibit 5.1

42.	Please revise to clarify that Delaware law includes applicable provisions of the Delaware constitution and reported judicial interpretations.

In response to the Staff’s comment, the Company’s counsel has revised its opinion to clarify that Delaware law includes applicable provisions of the Delaware constitution and reported judicial interpretations.  Please see Exhibit 5.1 to the Registration Statement, as filed with Amendment No. 1 on the date hereof.

* * * * *

We thank you in advance for your consideration of this response.  If you have any questions regarding this response, please call the Company’s outside counsel, Robert L. Grossman, Esq. of Greenberg Traurig, P.A. at (305) 579-0756.

Sincerely,
/s/ Avner Gal
Chief Executive Officer

cc:	Robert L. Grossman, Esq.,
Greenberg Traurig, P.A.